2255 Glades Road   Suite# 324A
Boca Raton, FL 33431

January 12, 2015

Daniel L. Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Earth Science Tech, Inc.
Form 10-K for the fiscal Year Ended March 31, 2014
Filed July 16, 2014
File No. 00-55000

Dear Mr. Gordon:

In response to your letter of January 7, 2015 please see answers to your comments as stated below:

Form 8-K Filed on April 1, 2014:

1.	Regarding your comments Form 8K filed on April 1, 2014. Please be advised that an amended 8K was refiled with Exhibit 10.1 on January 9, 2015.

Form 10-K for the Fiscal Year Ended March 31, 2014

Note 5 – Stockholders’ equity (deficit) page F-17

2.
a.)	Now that the 10.1 exhibit has been filed the following explanation should clarify the reasons for our determination:

Accounting Analysis & Conclusion

1.	Determine if the transaction falls under business combination/ reverse merger.

Based on ASC 805-10-25 and 805-40-25-1, the entities need to be considered businesses in order to have a business combination/reverse merger, otherwise, such transaction shall be accounted for as an asset acquisition. Based on ASC 805-10-20 business means an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Based on review of the agreement, no business was transferred, neither any assets were acquired nor liabilities were assumed. Also there is no change in the management post this agreement (The CEO and CFO remain the same). Hence management concluded that this transaction does not constitute business combination/reverse merger.

2255 Glades Road   Suite# 324A
Boca Raton, FL 33431

2.	Determine the accounting treatment for this transaction.

In accordance to ASC 505-50-25-7, as fully vested non forfeitable shares were issued as on the date of agreement and because there is no performance obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached as at the date of the agreement. Also, as no services were rendered up to March 31, 2014, but the shares were issued, a prepaid asset is recorded based on the fair value of shares issued as prepaid asset. Per ASC 505-50-30-2, the transaction should be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. EST noted that the fair value of the consideration received is not reliably measurable and further noted that there were significant fluctuations in the market price per share during the period from 3/19/2014 to 3/27/2014. So market value cannot be said to be reliably measureable. Hence management determined that the shares should be valued as at the cash price of the immediately preceding cash issuance to non- related party.

b.)
On April 15, 2014 the Board of Directors of Ultimate Novelty Sports, Inc. approved the appointment of Harvey Katz, CEO and Director. On January 9, 2015, in a separate filing, an 8-K was filed by Earth Science Tech regarding the appointment of Harvey Katz as CEO and Director.

c.)
On March 06, 2014, the Board of Directors of Ultimate Novelty Sports, Inc. (the “Company”) approved the name change from Ultimate Novelty Sports, Inc. to Earth Science Tech, Inc.  The change in the name of the Company was approved by a majority vote of the Shareholders of the Company but it was inadvertently not immediately filed with FINRA.

2255 Glades Road   Suite# 324A
Boca Raton, FL 33431

On May 28, 2014 the Financial Industry Regulatory Authority (“FINRA”) approved the name change of the Company to Earth Science Tech, Inc. as well as the new symbol change from UNOV to ETST.  The 8K was filed on June 9, 2014 after approval from FINRA.

d.)
Originally we were consultants to health club managers and were providers of services to the athletic facility industry.  We offered a full range of consulting services. In our dealings with these industry representatives we found that knowledgeable personnel and natural nutritional and dietary supplements were lacking in the industry. We therefore decided to enlarge our marketing to include nutritional and dietary supplements to these facilities as well as opening stand-alone retail stores offering nutritional products as well as personnel trained to answer any and all questions related to products promoting health and well-being.

The company hereby acknowledges that Earth Science Tech, Inc. is responsible for the following.

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by

•	the Commission or any person under the federal securities laws of the United States

Respectfully,

Harvey Katz, Ph.D.
CEO

cc:	Eric McPhee
Joseph Pittera, SEC Counsel
Frank Ward, CPA